Exhibit 99.1

XPENG Announces Vehicle Delivery Results for March and First Quarter 2023

Guangzhou, China — (BUSINESS WIRE) — April 1, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for March and the first quarter 2023.

In March 2023, XPENG delivered 7,002 Smart EVs, representing a 17% increase over the prior month. Total deliveries for the first quarter of 2023 reached 18,230 vehicles. The new sports sedan P7i, launched in March for the Chinese market, has generated favorable market reception and its order backlog is gathering strong momentum. A total of 3,030 P7 series sedans were delivered in March, representing a 32% increase month-over-month.

The launch of the new P7i also boosted the Company’s store traffic, pushing test drive volume to recent heights. Delivery of the P7i began nationwide in March.

On March 31, 2023, XPENG began the rollout of the first phase of XNGP (NGP: Navigation Guided Pilot) to XPENG G9 Max and P7i Max customers in Guangzhou, Shenzhen and Shanghai, and to XPENG P5 P version customers in Shanghai. XNGP is China’s leading full scenario ADAS platform available in mass-produced models. The Company is accelerating the implementation of XNGP to multiple models across multiple cities in China.

About XPENG Inc.

XPENG Inc. (“XPENG”) is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.